UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For December 9, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 9, 2004  -  Director Shareholding




                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

MARK JEREMY HARPER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE AND SPOUSE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

MARK JEREMY HARPER - 24,250
MANDY JANE HARPER - 820

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock acquired

25,070 ORDINARY SHARES HELD ON APPOINTMENT AS A DIRECTOR

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

8 DECEMBER 2004

15. Total holding following this notification

25,070 (24,250 BENEFICIAL, 820 NON BENEFICIAL)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

A)                      29/02/00
B)                      30/08/00
C)                      27/02/01
D)                      29/08/01
E)                      28/02/02
F)                      29/08/02
G)                      25/02/03
H)                      25/03/03
I)                      27/08/03
J)                      03/03/04
K)                      12/10/04

18. Period during which or date on which exercisable

A)        FROM 01/03/03 UNTIL 28/02/10
B)        FROM 30/08/03 UNTIL 29/08/10
C)        FROM 27/02/04 UNTIL 26/02/11
D)        FROM 29/08/04 UNTIL 28/08/11
E)        FROM 28/02/05 UNTIL 27/02/12
F)        FROM 29/08/05 UNTIL 28/08/12
G)        FROM 25/02/06 UNTIL 24/02/13
H)        FROM 01/05/08 UNTIL 31/10/08
I)        FROM 27/08/06 UNTIL 26/08/13
J)        FROM 03/03/07 UNTIL 02/03/14
K)        FROM 12/10/07 UNTIL 11/10/10

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

A)        30,000 ORDINARY SHARES OF 25P
B)        30,000 ORDINARY SHARES OF 25P
C)        25,000 ORDINARY SHARES OF 25P
D)        25,000 ORDINARY SHARES OF 25P
E)        25,000 ORDINARY SHARES OF 25P
F)        40,000 ORDINARY SHARES OF 25P
G)        60,000 ORDINARY SHARES OF 25P
H)         5,548 ORDINARY SHARES OF 25P
I)        60,000 ORDINARY SHARES OF 25P
J)        60,000 ORDINARY SHARES OF 25P
K)        60,000 ORDINARY SHARES OF 25P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

A)                                                                        2.89
B)                                                                        3.84
C)                                                                       4.555
D)                                                                        4.50
E)                                                                        4.82
F)                                                                        4.61
G)                                                                      3.7225
H)                                                                        2.96
I)                                                                      4.4625
J)                                                                      4.5150
K)        NIL (LONG TERM INCENTIVE PLAN)

22. Total number of shares or debentures over which options held following this notification

                                                                       420,548

23. Any additional information

MR HARPER HAS NOTIFIED THE COMPANY THAT THE FOLLOWING AWARDS HAVE BEEN MADE UNDER THE COMPANY'S DEFERRED ANNUAL SHARE BONUS SCHEME ("THE SCHEME") AS A RESULT OF WHICH HE HAS THE RIGHT TO ACQUIRE FROM THE BUNZL GROUP GENERAL EMPLOYEE BENEFIT TRUST THE NUMBER OF ORDINARY 25P SHARES OF THE COMPANY INDICATED BELOW FOR NIL CONSIDERATION ON THE FOLLOWING DATES SUBJECT TO THE RULES OF THE SCHEME
01/03/05 - 10,538
01/03/06 - 18,472
01/03/07 - 16,222
THE COMPANY CONFIRMS THAT THERE ARE NO DETAILS TO BE DISCLOSED PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES IN RELATION TO MARK HARPER WHO, AS ANNOUNCED ON 8 DECEMBER 2004, WAS APPOINTED AS A DIRECTOR OF BUNZL PLC WITH IMMEDIATE EFFECT.

24. Name of contact and telephone number for queries

MRS A MATTHEWS 020 7495 4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

9 DECEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

PATRICK LAWRENCE LARMON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

A)                      01/09/99
B)                      30/08/00
C)                      27/02/01
D)                      29/08/01
E)                      28/02/02
F)                      29/08/02
G)                      25/02/03
H)                      27/08/03
I)                      03/03/04
J)                      12/10/04

18. Period during which or date on which exercisable

A)        FROM 01/09/02 UNTIL 31/08/09
B)        FROM 30/08/03 UNTIL 29/08/10
C)        FROM 27/02/04 UNTIL 26/02/11
D)        FROM 29/08/04 UNTIL 28/08/11
E)        FROM 28/02/05 UNTIL 27/02/12
F)        FROM 29/08/05 UNTIL 28/08/12
G)        FROM 25/02/06 UNTIL 24/02/13
H)        FROM 27/08/06 UNTIL 26/08/13
I)        FROM 03/03/07 UNTIL 02/03/14
J)        FROM 12/10/07 UNTIL 11/10/10

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

A)        20,000 ORDINARY SHARES OF 25P
B)        20,000 ORDINARY SHARES OF 25P
C)        20,000 ORDINARY SHARES OF 25P
D)        20,000 ORDINARY SHARES OF 25P
E)        20,000 ORDINARY SHARES OF 25P
F)        20,000 ORDINARY SHARES OF 25P
G)        30,000 ORDINARY SHARES OF 25P
H)        30,000 ORDINARY SHARES OF 25P
I)        60,000 ORDINARY SHARES OF 25P
J)        60,000 ORDINARY SHARES OF 25P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

A)                                                                        3.28
B)                                                                        3.84
C)                                                                       4.555
D)                                                                        4.50
E)                                                                        4.82
F)                                                                        4.61
G)                                                                      3.7225
H)                                                                      4.4625
I)                                                                      4.5150
J)        NIL (LONG TERM INCENTIVE PLAN)

22. Total number of shares or debentures over which options held following this notification

300,000 HELD ON APPOINTMENT AS DIRECTOR

23. Any additional information

MR LARMON HAS NOTIFIED THE COMPANY THAT THE FOLLOWING AWARDS HAVE BEEN MADE UNDER THE COMPANY'S DEFERRED ANNUAL SHARE BONUS SCHEME ("THE SCHEME") AS A RESULT OF WHICH HE HAS THE RIGHT TO ACQUIRE FROM THE BUNZL GROUP GENERAL EMPLOYEE BENEFIT TRUST THE NUMBER OF ORDINARY 25P SHARES OF THE COMPANY INDICATED BELOW FOR NIL CONSIDERATION ON THE FOLLOWING DATES SUBJECT TO THE RULES OF THE SCHEME
01/03/05 - 10,618
01/03/06 - 3,374
01/03/07 - 7,571
THE COMPANY CONFIRMS THAT THERE ARE NO DETAILS TO BE DISCLOSED PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES IN RELATION TO PAT LARMON WHO, AS ANNOUNCED ON 8 DECEMBER 2004, WAS APPOINTED AS A DIRECTOR OF BUNZL PLC WITH IMMEDIATE EFFECT.

24. Name of contact and telephone number for queries

MRS A MATTHEWS 020 7495 4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

9 DECEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 9, 2004                     By:__/s/ Anthony Habgood__

                                              Title:   Chairman